UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

GLOBALWISE INVESTMENTS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-31671	87-0613716
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2190 Dividend Drive Columbus, Ohio		43228
(Address of principal executive offices)		(Zip Code)

(614) 921-8170

(Registrant’s telephone number, including area code)

GLOBALWISE INVESTMENTS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

GLOBALWISE INVESTMENTS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of February 10, 2012, of the outstanding shares of common stock, $.001 par value, of Globalwise Investments, Inc. (“Globalwise”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an exchange transaction pursuant to that certain Securities Exchange Agreement (the “Exchange Agreement”) dated as of February 10, 2012, by and between Globalwise and Intellinetics, Inc. (“Intellinetics”) as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2012, which is incorporated herein by reference.

CHANGE IN CONTROL TRANSACTION

Pursuant to the terms of the Exchange Agreement and at the closing of the transactions contemplated by the Exchange Agreement, Globalwise issued 4,650 shares of Globalwise common stock to each holder of Intellinetics common stock, in exchange for each share of Intellinetics common stock held by such shareholder (the “Share Exchange”). As a result of the Share Exchange, the Intellinetics shareholders own approximately 86% of Globalwise, the original Globalwise shareholders retain 14% of Globalwise, and Intellinetics is now Globalwise’s wholly-owned subsidiary. Pursuant to the terms of the Exchange Agreement, there have been changes in Globalwise’s officers and board of directors, and there will be further changes in Globalwise’s board of directors in the near future.

On the closing date of the Exchange Agreement (the “Closing Date”), Ms. Linda L. Perry resigned from our board of directors, Mr. Donald R. Mayer resigned from the position of President, and Ms. Perry resigned as Secretary/Treasurer. Also on the Closing Date, Mr. William J. Santiago was appointed as our director, President, and Chief Executive Officer, Mr. Matthew L. Chretien was appointed as our Executive Vice President, Chief Technology Officer, Chief Financial Officer, and Treasurer, and Mr. A. Michael Chretien was appointed as our Vice President of Compliance and Secretary. As of the Closing Date, Globalwise had two directors: Mr. Mayer and Mr. Santiago.

Effective upon the tenth day after this Schedule 14f-1 has been mailed to Globalwise’s shareholders (the “Appointment Date”), Mr. Donald R. Mayer will resign as a director. It is anticipated that Mr. Matthew L. Chretien, Mr. A. Michael Chretien, Mr. Rye D’Orazio, Mr. Thomas D. Moss, and Mr. Raymond M. Shealy will be appointed as directors of Globalwise. A shareholder vote is not required and will not be taken with respect to the appointment of Messrs. Matthew L. Chretien, A. Michael Chretien, D’Orazio, Moss, and Shealy, the incoming directors. You are not required to take any action with respect to the appointment of Messrs. Matthew L. Chretien, A. Michael Chretien, D’Orazio, Moss, and Shealy.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 13, 2012.

VOTING SECURITIES

Globalwise’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Globalwise’s shareholders. Each share of common stock entitles the holder thereof to one vote. As of February 10, 2012, there were 32,590,850 shares of Globalwise’s common stock outstanding.

CURRENT DIRECTORS AND OFFICERS

The following table sets forth the names, ages and positions of Globalwise’s current executive officers and directors. Each director holds office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
William J. Santiago	45	President, Chief Executive Officer and Director

Matthew L. Chretien(1)	44	Executive Vice President, Chief Technology Officer, Chief Financial Officer and Treasurer

A. Michael Chretien(1)	72	Vice President of Compliance and Secretary

Donald R. Mayer	72	Director

(1)	Mr. Matthew Chretien is the son of Mr. A. Michael Chretien.

William J. Santiago. Mr. Santiago is our President and Chief Executive Officer and serves as a member of our board of directors. He has served as President and Chief Executive Officer of Intellinetics since September 2011. From 2010 until September 2011, Mr. Santiago was employed as Intellinetics’ Executive Vice President and General Manager. Prior to joining Intellinetics, Mr. Santiago held several positions at Lexmark International, most recently as Director, Content Management Sales Practices. In 2008, Mr. Santiago filed a chapter 7 business bankruptcy, which was discharged in 2010.

Matthew L. Chretien. Mr. Matthew L. Chretien is our Executive Vice President, Chief Technology Officer, Chief Financial Officer, and Treasurer and will serve as a member of our board of directors. He is a co-founder of Intellinetics and has served as Intellinetics’ Executive Vice President, Chief Technology Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer, and Treasurer since September 2011. From January 1999 until September 2011, Mr. Chretien was employed as Intellinetics’ President and Chief Executive Officer. From 1996 until 1999, Mr. Chretien was employed as Intellinetics’ Vice President. Prior to joining Intellinetics, Mr. Chretien served as the field sales engineer for Unison Industries, a manufacturer of aircraft ignition systems.

A. Michael Chretien. Mr. A. Michael Chretien is our Vice President of Compliance and Secretary, and will serve as the Chairman of our board of directors. He is a co-founder of Intellinetics and has served as Intellinetics’ Chairman of the Board, Vice President of Compliance, and Secretary since September 2011. From 1999 until September 2011, Mr. Chretien was employed as Intellinetics’ Vice President. Prior to joining Intellinetics, Mr. Chretien served for twenty-six years in the Federal Bureau of Investigation.

Donald R. Mayer. Mr. Mayer serves as a member of our board of directors. Mr. Mayer is the President and Chairman of Universal Business Insurance, an insurance company that he co-founded. He has worked in the insurance industry for over 25 years, specializing in business and the motel/hotel industry. He graduated from the University of Utah, located in Salt Lake City, Utah, with a bachelor’s degree in accounting. Mr. Mayer currently serves as a director of WorldNet, Inc. of Nevada, a company that has a class of securities registered pursuant to Section 12 of the Exchange Act.

Corporate Governance

Meetings and Committees of the Board of Directors

Our board of directors did not hold any formal meetings during the year ended December 31, 2011.

As of the date hereof, Globalwise is a smaller reporting company with a small number of directors and officers who have active roles in our operations. As a result, we do not have a standing compensation or nominating committee, nor do we have an audit committee with an audit committee financial expert serving on that committee. Our entire board of directors acts as our compensation, nominating, and audit committee. After the change in the board of directors that is expected to occur on the Appointment Date, it is anticipated that the board of directors will form separate compensation and audit committees, with the audit committee including an audit committee financial expert.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman of the Board and the Chief Executive Officer positions should be separate or combined, we have determined that at this time, it is in the best interests of Globalwise and its shareholders to separate these roles. Mr. Santiago is our President and Chief Executive Officer. Mr. A. Michael Chretien will be our Chairman of the Board. We believe it is in the best interests of Globalwise to have the roles separated because it allows us to separate the strategic and oversight roles within our board structure.

Our board of directors is primarily responsible for overseeing our risk management processes. The board of directors receives and reviews periodic reports from management, auditors, legal counsel and others, as considered appropriate regarding Globalwise’s assessment of risks. Management keeps our board apprised of material risks and provides our directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect Globalwise, and how management addresses those risks. The board of directors focuses on the most significant risks facing Globalwise and Globalwise’s general risk management strategy. While the board oversees Globalwise, Globalwise’s management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing Globalwise and that our board leadership structure supports this approach.

Board Diversity

While we do not have a formal policy on diversity, our board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

Board Independence

Neither of our two directors is independent. We have not yet made a determination regarding the independence of the five additional directors that we expect will be appointed on the Appointment Date.

Shareholder Communications

Shareholders may contact our board of directors by mail addressed to the entire board of directors, or to one or more individual directors, in care of Intellinetics, Inc., 2190 Dividend Drive, Columbus, Ohio 43228. All communications directed to our board of directors or individual directors in this manner will be relayed to the intended recipients.

NEW DIRECTORS AND OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position

William J. Santiago	45	President, Chief Executive Officer and Director

Matthew L. Chretien	44	Executive Vice President, Chief Technology Officer, Chief Financial Officer, Treasurer and Director

A. Michael Chretien	72	Chairman of the Board, Vice President of Compliance, Secretary and Director

Rye D’Orazio	57	Director

Thomas D. Moss	55	Director

Raymond M. Shealy	45	Director

The biographies of Messrs. Santiago, Matthew L. Chretien, and A. Michael Chretien appear above, under the heading “Current Directors and Officers.”

Rye D’Orazio. Mr. D’Orazio will serve as a member of our board of directors, and has served as a director of Intellinetics since 2006. Mr. D’Orazio has been a partner at Ray & Barney Group since 2001. From 1995 to 2000, Mr. D’Orazio served as Vice President of Professional Services at Compucom. From 1985 to 1995, Mr. D’Orazio was a partner at NCGroup, which he founded. From 1982 to 1995, Mr. D’Orazio was employed as the Vice President of Professional Services at Triangle Systems, and from 1977 to 1982, Mr. D’Orazio was employed as a systems engineer at Electronic Data Systems.

Tom Moss. Mr. Moss will serve as a member of our board of directors. He is the co-founder of Intellinetics and has served as Intellinetics’ Chief Software Engineer since 1996. Prior to joining Intellinetics, Mr. Moss was employed as a senior software developer at North American Computer Services from 1988 to 1994. From 1983 to 1988, Mr. Moss was employed as a programmer/analyst at Confidential Data Services.

Raymond M. Shealy. Mr. Shealy will serve as a member of our board of directors, and has served as a director of Intellinetics since February 2012. Mr. Shealy is the founder of Margaux Ventures, where he serves as Chief Executive

Officer and has served in this position since 2008. From May 2008 to February 2009, Mr. Shealy served as the General Manager of McKesson’s RelayHealth unit. From June 2005 until its acquisition by McKesson in 2008, Mr. Shealy served as President and Chief Executive Officer of HTP Inc. Prior to this, Mr. Shealy also served as Vice President of HTP Inc.

DIRECTOR AND OFFICER COMPENSATION

Officer Compensation

The following table sets forth certain information with respect to compensation for the fiscal years ended December 31, 2011 and 2010 earned by or paid to Intellinetics’ President and Chief Executive Officer and its two other most highly compensated executive officers in 2011 (collectively, the “Named Executive Officers”). No officer of Globalwise received compensation during its last two fiscal years.

Name and Principal Position	Fiscal Year	Salary	Stock Awards[1]	Nonequity Incentive Plan Compensation		Total
William J. Santiago, President and Chief Executive Officer	2011 2010	$192,566 55,075	$12,793 —	$7,004 —	[2]	$212,363 55,075
Matthew L. Chretien, Executive Vice President, Chief Financial Officer and Treasurer	2011 2010	93,662 100,780	— —	30,740 —	[2]	124,402 100,780
A. Michael Chretien, Chairman of the Board, Vice President of Compliance and Secretary	2011 2010	65,622 88,568	803 —	— —		66,425 88,568

(1)	Represents the aggregate grant date fair value for awards made to the named executive officers with respect to the fiscal year indicated, computed in accordance with FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation (formerly FASB Statement 123R).
(2)	Represents commissions earned on gross Intellinetics software and professional services revenue received related to transactions for which the executive officer was responsible.

Director Compensation

Neither the directors of Globalwise nor the directors of Intellinetics received compensation for services rendered as a director during the year ended December 31, 2011. At this time, we do not compensate our directors for their services as directors. In order to attract and retain qualified independent directors, we plan to adopt a compensation plan for non-employee directors that may include cash, as well as equity-based compensation.

Employment Agreements

At the time of the Share Exchange, Intellinetics had employment agreements with its three executive officers, William J. Santiago, Matthew L. Chretien, and A. Michael Chretien. Each of these agreements is dated as of September 16, 2011. The agreements remain in effect between Intellinetics and each of the aforementioned officers following the Share Exchange.

Agreement with William J. Santiago

Under this agreement, Mr. Santiago agrees to serve as the President and Chief Executive Officer of Intellinetics, and to devote his full-time efforts to his employment with Intellinetics. Pursuant to the agreement, Mr. Santiago (i) receives compensation at the rate of $204,000 per year, (ii) is eligible to participate in certain employee benefit programs, including a 401(k) plan, health insurance, paid vacation, access to an exercise facility, and use of certain company-paid technology, and (iii) may become eligible, at the sole discretion of Intellinetics, for profit sharing, commissions, and bonuses. The term of the agreement is indefinite, and both parties stipulate and agree that Mr. Santiago is an “at will” employee under Ohio law, which governs the agreement. The agreement can also terminate (i) if Intellinetics discontinues the operation of its business, or (ii) at the option of Intellinetics in the event that Mr. Santiago becomes permanently disabled. Under the agreement,

Mr. Santiago covenants (i) not to disclose trade secrets or proprietary information of Intellinetics, (ii) not to solicit customers, clients, or employees of Intellinetics for a period of two years after termination of the agreement, and (iii) not to compete with Intellinetics in the state of Ohio for a period of six months after termination of his employment.

Agreement with Matthew L. Chretien

Under this agreement, Mr. Chretien agrees to serve as the Executive Vice President, Chief Technology Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer, and Treasurer of Intellinetics, and to devote his full-time efforts to his employment with Intellinetics. Pursuant to the agreement, Mr. Chretien (i) receives compensation at the rate of $195,000 per year, (ii) is eligible to participate in certain employee benefit programs, including a 401(k) plan, health insurance, paid vacation, access to an exercise facility, and use of certain company-paid technology, (iii) may become eligible, at the sole discretion of Intellinetics, for profit sharing, commissions, and bonuses, and (iv) will receive, based on his remaining employed on January 1, 2012, a deferred compensation benefit in the form of a lump sum payment of $100,828 on March 31, 2015. The term of the agreement is indefinite, and both parties stipulate and agree that Mr. Chretien is an “at will” employee under Ohio law, which governs the agreement. The agreement can also terminate (i) if Intellinetics discontinues the operation of its business, or (ii) at the option of Intellinetics in the event that Mr. Chretien becomes permanently disabled. Under the agreement, Mr. Chretien covenants (i) not to disclose trade secrets or proprietary information of Intellinetics, (ii) not to solicit customers, clients, or employees of Intellinetics for a period of two years after termination of the agreement, and (iii) not to compete with Intellinetics in the state of Ohio for a period of six months after termination of his employment.

Agreement with A. Michael Chretien

Under this agreement, Mr. Chretien agrees to serve as the Chairman of the Board, Vice President of Compliance, and Secretary of Intellinetics, and to devote his full-time efforts to his employment with Intellinetics. Pursuant to the agreement, Mr. Chretien (i) receives compensation at the rate of $97,500 per year, (ii) is eligible to participate in certain employee benefit programs, including a 401(k) plan, health insurance, paid vacation, access to an exercise facility, and use of certain company-paid technology, (iii) may become eligible, at the sole discretion of Intellinetics, for profit sharing, commissions, and bonuses, and (iv) will receive, based on his remaining employed on January 1, 2012, a deferred compensation benefit in the form of a lump sum payment of $114,184 on March 31, 2015. The agreement also notes that Mr. Chretien’s equity interest in Intellinetics (which has been exchanged for an equity interest in Globalwise in connection with the Share Exchange) is considered part of Mr. Chretien’s compensation. The term of the agreement is indefinite, and both parties stipulate and agree that Mr. Chretien is an “at will” employee under Ohio law, which governs the agreement. The agreement can also terminate (i) if Intellinetics discontinues the operation of its business, or (ii) at the option of Intellinetics in the event that Mr. Chretien becomes permanently disabled. Under the agreement, Mr. Chretien covenants (i) not to disclose trade secrets or proprietary information of Intellinetics, (ii) not to solicit customers, clients, or employees of Intellinetics for a period of two years after termination of the agreement, and (iii) not to compete with Intellinetics in the state of Ohio for a period of six months after termination of his employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 10, 2012, with respect to the holdings of: (1) each of our current directors and named executive officers; (2) each of the individuals who will be appointed as directors of Globalwise on the Appointment Date; and (3) all directors and executive officers as a group, including the new directors. Other than those individuals named below, no holder owns 5% or more of Globalwise’s common stock. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein owns the shares directly and has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is in care of Intellinetics, Inc. at the address 2190 Dividend Drive, Columbus, Ohio 43228. The information below is based on a total of 32,590,850 shares of Globalwise’s common stock outstanding as of February 10, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Beneficially Owned
(i) Named Executive Officers and Directors(1)
Donald R. Mayer	60,000	* *
William J. Santiago	3,259,650	10.0%
Matthew L. Chretien	9,774,300	30.0%
A. Michael Chretien	9,727,800	29.8%
Thomas D. Moss	2,478,000	7.6%
Raymond M. Shealy	548,700	1.7%
Rye D’Orazio	1,376,400	4.2%
(ii) All Executive Officers and Directors as a Group (7 persons)(1)	27,225,300	83.5%

**	Indicates less than 1% beneficial ownership.
(1)	Upon consummation of the Share Exchange, Mr. Mayer and Mr. Santiago serve as Globalwise’s only directors. Ten days after the filing and dissemination of this Schedule 14f-1, Mr. Mayer will resign and Messrs. Matthew L. Chretien, A. Michael Chretien, Moss, Shealy, and D’Orazio will be appointed to the board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 26, 2012, Mr. Robert P. Chretien, brother of Mr. A. Michael Chretien, purchased a Convertible Promissory Note (“Convertible Note”) from Intellinetics in the amount of $10,000 in a private placement offering. Interest is charged on the Convertible Note at a rate of 10% per annum. The Convertible Note shall be due and payable in a single balloon payment on June 1, 2012. If Globalwise has been publicly traded for ten days prior to the due date, and subject to the other terms and conditions of the note but otherwise at the holder’s sole discretion, the Convertible Note may be converted into newly issued shares (subject to a 12-month holding period pursuant to Rule 144 under the Securities Act of 1933, as amended) of Globalwise’s common stock at a price equal to a 50% discount to the average closing price of the common stock as published on the Over-the-Counter Bulletin Board during the 90 trading days immediately preceding the due date, or such shorter number of trading days as Globalwise’s common stock has been publicly traded, as applicable. If Globalwise does not become publicly traded prior to the due date, the Convertible Note shall be paid in immediately available funds on the due date.

On January 28, 2012, Mr. Mike Chretien, the son of Mr. A. Michael Chretien and brother of Mr. Matthew Chretien, purchased a Convertible Note from Intellinetics in the amount of $20,000 in a private placement offering. The terms of Mr. Mike Chretien’s Convertible Note are the same as those of Mr. Robert P. Chretien’s Convertible Note, as described in the paragraph above.

Certain of Intellinetics’ directors, named executive officers and their family members have provided loans to Intellinetics at various times during the past several years. These loans are evidenced by promissory notes made by Intellinetics in favor of the respective individual that set forth the maturity date of the loans and the applicable interest rates. The table below contains additional information regarding the terms of the loans, amounts outstanding and principal and interest payments made by Intellinetics during the past two fiscal years.

Note	Largest Amount of Principal Outstanding during Fiscal 2010	Largest Amount of Principal Outstanding during Fiscal 2011	Amount Outstanding at February 1, 2012	Total Amount of Principal Paid during Fiscal 2010	Total Amount of Principal Paid during Fiscal 2011	Total Amount of Interest Paid during Fiscal 2010	Total Amount of Interest Paid during Fiscal 2011
Note in favor of Mike Chretien for $10,000, dated June 17, 2011(1)	$0	$10,000	$0	$0	$10,000	$0	$0
Note in favor of Matthew Chretien for $12,442, dated April 19, 2007	$0	$0	$0	$0	$0	$0	$1,004
Note in favor of Matthew Chretien for $14,000, dated June 12, 2009	$11,885	$0	$0	$11,885	$0	$0	$270
Note in favor of Matthew Chretien for $23,000, dated December 30, 2010	$23,000	$6,586	$0	$16,414	$6,586	$0	$76
Note in favor of Matthew Chretien for $2,500, dated February 4, 2011	$0	$2,500	$0	$0	$2,500	$0	$580
Note in favor of Matthew Chretien for $8,000, dated June 30, 2011	$0	$8,000	$0	$0	$8,000	$0	$48
Note in favor of A. Michael Chretien for $55,167, dated December 29, 2001(2)	$55,167	$55,167	$55,167	$0	$0	$0	$0
Note in favor of A. Michael Chretien for $7,500, dated March 8, 2007	$7,500	$7,500	$0	$0	$7,500	$0	$0
Note in favor of A. Michael Chretien for $22,842, dated April 19, 2007	$22,842	$22,842	$0	$0	$22,842	$0	$0
Note in favor of A. Michael Chretien for $21,948, dated December 31, 2008	$16,043	$0	$0	$16,043	$0	$0	$0
Note in favor of A. Michael Chretien for $12,000, dated January 18, 2011	$0	$12,000	$0	$0	$12,000	$0	$0
Note in favor of Jackie M. Chretien for $65,000, dated June 10, 2011(3)	$0	$65,000	$65,000	$0	$0	$0	$0
Note in favor of Mr. Robert A. Love III for $199,537, dated February 22, 2001(4)	$157,292	$157,292	$157,292	$0	$0	$0	$0
Note in favor of Raymond Shealy for $200,000, dated February 10, 2011, as amended to $235,000 on June 21, 2011(5)	$0	$235,000	$0	$0	$235,000	$0	$0

(1)	Mr. Mike Chretien is the brother of Mr. Matthew Chretien and the son of Mr. A. Michael Chretien.
(2)	The note matures on January 1, 2014. Interest is charged at a rate of 5.00% per annum.
(3)	Ms. Chretien is the mother of Mr. Matthew Chretien. The note matures on January 1, 2014. Pursuant to the terms of the note, the accrued interest shall be $5,800 if the note is paid before January 1, 2013, with a flat rate of $250 per month in interest fees thereafter until the principal and interest are paid in full.
(4)	Mr. Love is the father-in-law of Mr. Matthew Chretien. The note matures on January 1, 2014. Interest is charged at a rate of 8.65% per annum.
(5)	Mr. Shealy served as an advisory board member of Intellinetics during each of the past two fiscal years and will become a member of the board of directors of Globalwise on the Appointment Date. Also on February 10, 2011, Mr. Matthew Chretien and Mr. A. Michael Chretien executed a Guaranty in connection with this loan, pursuant to which Messrs. Matthew and A. Michael Chretien agreed to personally guarantee all costs and expenses, including attorneys’ fees, incurred in the collection of the loan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Globalwise’s directors and officers, and persons who beneficially own more than 10% of a registered class of Globalwise’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Globalwise’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Globalwise with copies of all Section 16(a) forms they file.

Based solely on Globalwise’s review of the copies of the forms received by it and written representations that no other reports were required, Globalwise believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of Globalwise’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

WHERE YOU CAN FIND MORE INFORMATION

Globalwise files reports with the SEC. These reports include annual reports, quarterly reports and other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Globalwise’s SEC filings are also available to the public from the EDGAR database on the SEC’s website at http://www.sec.gov. Globalwise’s CIK number is 0001081745.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALWISE INVESTMENTS, INC.

/s/ William J. Santiago
William J. Santiago
President and Chief Executive Officer

Dated: February 17, 2012